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                          November 15, 2021

       Ransom Jones
       Chief Financial Officer
       Greenway Technologies Inc
       1521 North Cooper Street, Suite 205
       Arlington, Texas 76011

                                                        Re: Greenway
Technologies Inc
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed April 14,
2021
                                                            Form 10-Q for the
Period Ended June 30, 2021
                                                            Filed August 16,
2021
                                                            File No. 000-55030

       Dear Mr. Jones:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31. 2020

       Form 10-Q for the Period Ended June 30, 2021
       Item 4. Controls and Procedures, page 27

   1. Your disclosures do not appear to address your conclusion of the effectiveness of your disclosure
controls and procedures pursuant to the requirements of
                                                        Item 307 of Regulation
S-K. Please include management's conclusion in future Forms 10-
                                                        Q and 10-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ransom Jones
Greenway Technologies Inc
November 15, 2021
Page 2

       You may contact Effie Simpson at (202) 551-3346 or Kevin Woody, Branch Chief at
(202) 551-3629 with any questions.



FirstName LastNameRansom Jones                         Sincerely,
Comapany NameGreenway Technologies Inc
                                                       Division of Corporation
Finance
November 15, 2021 Page 2                               Office of Manufacturing
FirstName LastName